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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number : 1-14118

WORLD COLOR PRESS INC.
(Translation of Registrant's Name into English)

999 de Maisonneuve West, Suite 1100, Montreal, Quebec, Canada, H3A 3L4
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒                                         Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

 WORLD COLOR PRESS INC.
Filed in this Form 6-K

Exhibit Index
99.1	Press release dated November 12, 2009 announcing financial results for the three-month period ended September 30, 2009.
99.2	Unaudited consolidated financial statements for the three-month periods ended September 30, 2009 and 2008.
99.3	Management's discussion and analysis for the three-month periods ended September 30, 2009 and 2008.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD COLOR PRESS INC.
By:	/s/ MARIE É. CHLUMECKY
	Name:	Marie-É. Chlumecky
	Title:	Corporate Secretary
	Date:	November 13, 2009

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WORLD COLOR PRESS INC. Filed in this Form 6-K
SIGNATURES